UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

Phone: (619) 231-0303

Fax: (619) 231-4755

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,199,711	$760.20

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 11,272,202 shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) exercise of 4,013,768 outstanding options and warrants that are exercisable as of June 15, 2004 and may be exercised prior to the expiration of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $760.20	FILING PARTY: Kontron AG
FORM: Schedule TO-T and TO-T/A	DATE FILED: June 15, 2004 and July 9, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☒ going-private transaction subject to Rule 13e-3

☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

SCHEDULE 13 D

CUSIP Number 31659P-10-3

(1)	Names of Reporting Persons Kontron AG KAC Acquisition Corp.

IRS Identification Nos. of Above Persons (Entities Only) Kontron AG – N/A KAC Acquisition Corp. – 57-1209337
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization: Kontron AG – Germany KAC Acquisition Corp.– Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 0 (8) Shared Voting Power 18,775,420 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 18,775,420

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,775,420
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row (11): 90.85%
(14)	Type of Reporting Person Kontron AG – HC KAC Acquisition Corp. – CO

This Amendment No. 6 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by Kontron AG, a German corporation (“Kontron AG”), and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”), with the Securities and Exchange Commission (“SEC”) dated June 15, 2004, as amended by Schedule TO Amendment No. 1 dated June 18, 2004, Schedule TO Amendment No. 2 dated July 9, 2004, Schedule TO Amendment No. 3 dated July 15, 2004, Schedule TO Amendment No. 4 dated July 26, 2004 and Schedule TO Amendment No. 5 dated August 9, 2004 (the “Schedule TO”). The Schedule TO relates to the offer by KAC Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation (“Kontron Mobile”) not held by Kontron AG, at $0.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Offer”).

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby supplemented to include the following:

The subsequent offering period for the Offer expired at 5:00 p.m. New York City time on Friday, August 20, 2004. During the subsequent offering period, KAC Acquisition accepted for payment a total of 124,905 Shares on a rolling basis as they were tendered, which, when added to the 5,487,273 shares that were acquired by KAC Acquisition upon the expiration of the Offer, as extended (Kontron AG previously announced that 5,507,273 shares had been tendered as of August 6, 2004, which included 20,000 shares that were tendered via submission of a notice of guaranteed delivery, such shares were not subsequently delivered and therefore were not validly tendered), and the shares already held by Kontron AG, represent approximately 91% of the voting securities of Kontron Mobile.

On August 23, 2004, Kontron AG issued a press release announcing the final results of the Offer and the subsequent offering period. Kontron AG also announced that as soon as the requirements for de-registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are met, Kontron AG intends to cause Kontron Mobile to file a Form 15 with the

SEC to terminate its registration under the Exchange Act, at which point Kontron Mobile’s common stock will be delisted from the Over the Counter Bulletin Board and Kontron Mobile will no longer be obligated to file periodic reports under the Exchange Act. Kontron AG previously announced that it intends to cause KAC Acquisition to effect a “short-form merger” to acquire the remaining shares of Kontron Mobile that are not held by Kontron AG (the “Merger”). Under the Minnesota Business Corporations Act, KAC Acquisition, as the holder of more than 90% of the voting securities of Kontron Mobile, may cause Kontron Mobile to merge with and into KAC Acquisition without a vote of Kontron Mobile’s other shareholders. In the Merger, the remaining shareholders of Kontron Mobile, other than those who assert dissenters rights, will have their shares converted into the right to receive $0.55 per share. Kontron AG intends to consummate the Merger with an effective date of October 1, 2004, the start of the fourth calendar quarter. Upon the completion of the Merger, Kontron Mobile will be a wholly-owned subsidiary of Kontron AG and Kontron Mobile’s shares will no longer be publicly traded.

The full text of Kontron AG’s August 23, 2004 press release is attached hereto as Exhibit (a)(1)(x).

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby supplemented by including the following:

(a)(1)(x) Text of Press Release issued by Kontron AG on August 23, 2004.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/s/ Hannes Niederhauser
Name:	Hannes Niederhauser
Title:	Chief Executive Officer

KAC ACQUISITION CORP.

By:	/s/ Charles Newcomb
Name:	Charles Newcomb
Title:	Secretary

Dated: August 24, 2004